SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

Aspen Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04530L 104

(CUSIP Number)

September 4, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04530L 104                                             13G                                             Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leon G. Cooperman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,241,435 (1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 11,241,435 (1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,241,435
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (2)
12	TYPE OF REPORTING PERSON In – Individual

(1)

Does not include additional shares of common stock issuable upon the exercise of warrants which contain a blocker provision under which the reporting person can only exercise his warrants to a point where he would beneficially own a maximum of 9.99% of the issuer’s outstanding shares (the “Blocker”).

(2)	If not for the Blocker, the reporting person would own in excess of 9.99% of the issuer’s outstanding shares of common stock. Based upon 112,526,881 shares outstanding as of September 4, 2014.

CUSIP No. 04530L 104                                             13G                                             Page 3 of 5 Pages

Explanatory Note: This Schedule 13G/A No. 1 amends the Schedule 13G filed on September 8, 2014 (the “Original 13G”) to include the Certification under Item 10 which was inadvertently omitted.  Except as described above, no other changes were made to the Original 13G and the Original 13G continues to speak as of the filing date thereof.

ITEM 1.

(a)

Name of Issuer: Aspen Group, Inc.

(b)

Address of Issuer’s Principal Executive Offices: 720 South Colorado Boulevard, Suite 1150N, Denver, CO 80246.

ITEM 2.

(a)

Name of Person Filing: Leon G. Cooperman

(b)

Address of Principal Business Office or, if none, Residence 11431 W. Palmetto Park Road, Boca Raton, FL 33428

(c)

Citizenship: United States of America

(d)

Title of Class of Securities: Common Stock

(e)

CUSIP Number: 04530L 104

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.

OWNERSHIP.

See Item 5 through 9 and 11 of cover page.  The amount beneficially owned includes, where appropriate, securities not outstanding, which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days of September 4, 2014. This Schedule 13G does not reflect acquisitions subsequent to September 4, 2014, if any.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

CUSIP No. 04530L 104                                             13G                                             Page 4 of 5 Pages

ITEM 10.

CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04530L 104                                             13G                                             Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2014	By:	/s/ Leon G. Cooperman